                                                               Exhibit (a)(1)(L)

Dear employee:

        Recently, you received information from us regarding the Company's offer to exchange certain outstanding stock options for restricted stock units. One of the documents that we sent you, the Exchange Offer, contained certain financial information regarding the Company. In particular, Section 9 contained Summary Financial Data that set forth a summary of certain financial information. The purpose of this e-mail is to provide additional financial information to you that the U.S. Securities and Exchange Commission has asked that you receive so that you can make a more informed decision whether to elect to participate in the exchange offer. The additional information, is as follows:

(1) The book value per share of Bell's common stock as of September 30, 2002 was $7.18. Book value per share is calculated by dividing Bell's stockholders' equity by the total number of shares of common stock outstanding.

(2)     Ratio of Earnings to Fixed Charges:

                                                   FISCAL YEARS ENDED
               NINE MONTHS ENDED                       DECEMBER 31,
               SEPTEMBER 30, 2002                  2001          2000
               ------------------                  ----          ----

                       (0.15)                     (0.69)         3.05

The Company's ratio of earnings to fixed charges is calculated by dividing: (A) Bell Micro's net income or net loss plus its interest expense by (B) its interest expense. The ratio is generally intended to be one measure of a company's ability to pay its interest expense from its pre-tax earnings.

        The above information should be considered together with all other information in the Exchange Offer when determining whether to participate in the exchange offer. If you have already elected to participate in the exchange offer, and wish to change to decision, please remember that you can do so by returning a Notice of Withdrawal to Bell, in the manner described in the Exchange Offer. If you have any questions regarding the exchange offer, remember that you can contact Dick Jacquet, Vice President of Human Resources at (408) 467-2760 (djacquet@bellmicro.com) or Linda Teague, Director of Human Resources, at (408) 451-1617 (lteague@bellmicro.com).